

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 2, 2015

Omri Revivo
President
WIGI4YOU INC.
Derech Magdiel 39/11
Hod-hasharon, Israel 45342

> **Re: WIGI4YOU INC.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 23, 2015**
> **File No. 333-206450**

Dear Mr. Revivo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with an analysis whereby you made the determination that you are not a blank check company for purposes of Rule 419 of the Securities Act. Your analysis should address the company's limited expenses, lack of operational expenses and the fact that your assets consist almost entirely of proceeds from the issuance of common stock to your chief executive officer Mr. Omri Revivo. To the extent you continue to believe that you are not a blank check company for purposes of Rule 419, please revise your registration statement, notwithstanding your disclosure on page 23, to disclose that the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person(s).

Risk Factors, page 5

2.   Given that this is a self-underwritten, best-efforts, offering by you, please remove your risk factor referencing selling stockholders on page 18.

Information with Respect to the Registrant, page 23

3.   We note your reference to affiliates and promoters. Disclose the name(s) of any and all affiliate(s) and promoter(s) since your inception. Refer to Rule 405 of Regulation C.

Plan of Operation, page 24

4.   Please revise the discussion of your business descriptions to make clear that your intended business plans are aspirational in nature. Please also qualify your discussions with reference to proceeds raised in connection with this offering or other financing arrangements. In doing so, please also remove references stating that your business "will be" conducting certain operations as it appears that these plans are aspirational at this time. For example, refer to your descriptions in the fourth and fifth paragraphs on page 25. Note these references are by way of example only. Please revise accordingly.

Certain Relationships and Related Transactions, page 34

5.   We note removal of the reference to Messrs. Staples and Tweeten; however, your response did not fully address comment 9. As such, please tell us whether Messrs. Staples or Tweeten have had a relationship with the company prior to or in connection with this offering, including the company's formation or incorporation. Please refer to Rule 405 of Regulation C and Item 404(c) of Regulation S-K.

Exhibits, page 38

6.   We note your response but your revised subscription agreement has not been filed. Please file your revised agreement in your next amendment.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: James B. Parsons
       Parsons/Burnett/Bjordahl/Hume, LLP